Exhibit 99.4

Mercer Park Brand Acquisition Corp. Announces

June 2, 2021 Shareholder Meeting to Approve Qualifying Transaction and

Highlights Upcoming Deadlines for Corporate Actions

TORONTO, April 26, 2021 (GLOBE NEWSWIRE) -- Mercer Park Brand Acquisition Corp. (NEO: BRND.A.U; OTCQX: MRCQF; “Mercer Park Brand” or the “Company”), a Special Purpose Acquisition Company (SPAC) which has entered into a definitive agreement to merge with GH Group, Inc. (the “Glass House Group Transaction”), California’s leading fully-integrated cannabis business, announced that it expects to hold a shareholder meeting on June 2, 2021 to approve the Glass House Group Transaction. It is anticipated that the Glass House Group Transaction will close shortly thereafter, subject to the satisfaction or waiver of all closing conditions.

“We believe the brand-building potential of the Glass House Group Transaction is exceptional,” said Mercer Park Brand Chairman Jonathan Sandelman. “This is an incredible portfolio of assets and talent, and Glass House has a proven track record of excellence. Glass House Group is poised to become the largest vertically integrated brand-building platform in California, the world’s largest cannabis market.”

In order to facilitate the closing of the Glass House Group Transaction, on May 5, 2021 there will be a shareholder meeting to vote in support of a brief extension of the May 13, 2021 deadline of the Company’s permitted timeline (the “Extension”). Votes by proxy must be received by 10 a.m. (Toronto time) on May 3, 2021.

Following the extension, investors will have an additional opportunity to redeem their shares for cash before the closing of the Glass House Group Transaction by depositing their shares for redemption before the close of business on June 2, 2021.

The Company encourages shareholders to vote in favor of the extension and to remain fully invested through the closing of the Glass House Group Transaction.

About Mercer Park Brand Acquisition Corp.

Mercer Park Brand (“BRND”) is a special purpose acquisition corporation launched in May 2019 to create the leading branded cannabis company in the U.S. For more information about BRND, please visit the BRND website at www.mercerparkbrand.com.

About GH Group, Inc.

Glass House Group is a rapidly growing, vertically integrated, California-focused organization that strives every day to realize its vision of excellence: compelling cannabis brands, produced sustainably, for the benefit of all. Led by a team of expert operators, proven businesspeople, and passionate plant lovers, it is dedicated to delivering rich cannabis experiences with respect for people, for the environment, and for the community, and an abiding commitment to justice, social equity, and sustainability.

Risk Factors

This investment opportunity involves a high degree of risk. You should carefully consider the risks and uncertainties described under “Risk Factors” in the prospectus to be filed on SEDAR later this month. If any of the risks and uncertainties described thereunder actually occur, alone or together with additional risks and uncertainties not currently known to BRND or GH Group, or that they currently do not deem material, BRND’s and GH Group’s business, financial condition, results of operations and prospects may be materially adversely affected. There can be no assurance that the GH Group transaction will be completed, or, if it is, that the resulting company will be successful.

Additional Information About the Proposed Business Combination and Where to Find It

In connection with the transaction, BRND is expected to file a prospectus and information circular with Canadian securities regulators. BRND and GH Group urge investors, stockholders and other interested persons to read, when available, the documents (including the prospectus and information circular) expected to be filed with Canadian securities regulatory authorities in connection with the transaction, as these materials will contain important information about BRND, GH Group, the resulting company and the transaction.

Company Contact:

Megan Kulick

T: (646) 977-7914

Email: IR_BRND@mercerparklp.com

Investor Relations Contact:

Cody Slach

Gateway Investor Relations

T: (949) 574-3860

Email: BRND@GatewayIR.com